May 28, 2010
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-6010
Attn: Jay Webb
Re:	Littelfuse, Inc. Form 10-K for the Fiscal Year Ended January 2, 2010 Filed February 26, 2010 SEC Comment Letter Dated May 18, 2010 File No. 000-2038
Dear Mr. Webb:
     On behalf of Littelfuse, Inc. (the “Company” or “Littelfuse”), set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated May 18, 2010. We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response. References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.
Form 10-K for the year ended January 2, 2010
Item 1. Business, page 3
1.	We note management’s statement during its 4th quarter earnings call regarding the seasonally weak period of your electrical business. In future filings, as applicable, please provide the disclosures required by Item 101(c)(1)(v) of Regulation S-K. Also note Instruction 5 to Item 303(b) of Regulation S-K.
Response: We acknowledge the Staff’s comment and, as applicable, will provide the disclosures required by Item 101(c)(1)(v) of Regulation S-K and Instruction 5 to Item 303(b) of Regulation S-K in our filings.

Financial Statements and Supplementary Data, page 35
Notes to Consolidated Financial Statements, page 42
1. Summary of Significant Accounting Policies and Other Information, page 42
Revenue Recognition, page 44
2.	We see disclosures that “At the end of each period, for those shipments where title to the products and the risk of loss and rewards of ownership do not transfer until the product has been received by the customer, the company adjusts revenues and cost of sales for the delay between the time that the products are shipped and when they are received by the customer.” Please tell us more about the nature of the referenced “adjustment”, including how it is determined. Also, clarify why revenues and cost of revenues are recorded at all (and then presumably reversed) for transactions where the earnings process is not complete. Finally, tell us the procedures in place to make sure revenues presented in your income statements only reflect amounts for transactions where the earnings process is complete.
Response: The Company’s standard terms are FOB shipping point on sales to customers and for the vast majority of all customers those are the contracted terms. For 2009, 98.2% of all revenues were shipped using FOB shipping point. As such, the Company has set up our computer systems to record revenue and accounts receivable upon shipment of all goods to the Company’s customers.
In certain limited circumstance, the Company has agreed to sales terms where the risk of loss/rights of ownership are not transferred upon shipment to the Company’s customer. Typically these are caused by FOB destination terms. For these customers, the Company records an entry to reverse the systematically recorded revenue until such time as the goods are received by the customer. This entry or adjustment is calculated by accumulating all shipments before a period end by customers with FOB destination terms which had not yet been delivered to the customer as of the balance sheet date.
As stated above, the Company’s standard terms are FOB shipping point. If non-standard terms are agreed to accounting is notified to ensure that the customer is included in the adjusting entry described above. Accounting and internal audit make periodic checks to ensure that all customers with non standard terms are included in this revenue adjustment process.
Item 11. Executive Compensation, page 81
3.	We note your disclosure on page 23 of your definitive proxy statement in response to Item 402(s) of Regulation S-K. Please describe the process you undertook to reach the conclusions expressed in that disclosure.
Response: In order to determine any disclosure required under Item 402(s) of Regulation S-K, the Company reviewed its compensation policies and practices to assess whether such policies and practices as they relate to the Company’s employees were reasonably likely to have a material adverse effect on the Company. The foregoing assessment was based on the language of Item 402(s) of Regulation S-K and the Staff’s discussion in Release No. 33-9089, dated December 16, 2009, and was made by the General Counsel and Vice President, Human Resources and senior members of the Company’s human resources department in consultation with outside counsel. Where appropriate, the General Counsel and Vice President, Human Resources and the senior members of the Company’s human resources department sought input from the Compensation Committee’s compensation consultant, the Company’s accounting and financial staff and other senior management. The conclusions reached in connection the assessment are as set forth in the Company’s definitive proxy statement.
Exhibit 32.1
4.	We note that your “Certifications Pursuant to Section 906 of the Sarbanes-Oxley Act” furnished with your Form 10-K for the year ended January 2, 2010 and your Form 10-Q for the period ended April 3, 2010 do not appropriately indicate the date the certifications were signed by management. Please file an amendment to both the aforementioned Form 10-K and Form 10-Q that included the entire periodic report, new currently dated Section 302 Certifications, and new, currently dated Section 906 Certifications.
Response: We acknowledge the Staff’s comment and agree that all future Section 906 Certifications will be dated upon execution. We respectfully disagree, however, that the Company’s Section 906 Certifications are deficient, thereby requiring an amendment to the Company’s Form 10-K for the year ended January 2, 2010 or an amendment to the Company’s Form 10-Q for the period ended April 3, 2010.
The Section 906 Certifications are included as an exhibit to the Form 10-K and the Form 10-Q pursuant to Item 601(b)(32) of Regulation S-K. Unlike the Section 302 Certifications required by Item 601(b)(31) that have a prescribed form, the Section 906 Certifications are only required to provide the certifications required by Rule 13a-14(b) or Rule 15d-14(b) promulgated under the Securities Exchange Act of 1934, as amended, and Section 1350 of Chapter 63 of Title 18 of the United States Code. Rule 15d-14(b), the governing Rule for the Company, states, “[e]ach principal executive and principal financial officer of the issuer (or equivalent thereof) must sign a certification.” Please note that the requirement is that it must only be signed and not also dated. Rule 13a-14(b) contains identical language. Section 1350 of Chapter 63 of Title 18 of the United States Code requires a written statement by “the chief executive officer and chief financial officer (or equivalent thereof) of the issuer”, which “shall certify that the periodic report containing the financial statements fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act ... and that information contained in the periodic report fairly presents, in all material respects, the financial condition and results of operations of the issuer.” There is no requirement that the statement must be dated.
In addition, the Staff has provided no guidance as to any requirement that Section 906 Certifications require a date, as opposed to the explicit statement by the Staff as part of its Compliance & Disclosure Interpretations (“CDI”) that failure to date the certification required by Item 601(b)(31), i.e. a Section 302 Certification, will require a new dated certification accompanied by the entire periodic report. The fact that the Staff has stated that one type of certification must be dated, while simultaneously remaining silent as to another certification, allows the inference that a date is not required on the other certification.
In this situation in which (1) no rule or interpretation requires that a Section 906 Certification be signed, (2) the previous interpretations of the Staff may be construed to support the position that no date is required for a Section 906 Certification and (3) the fact that the Section 906 Certifications are complete in all respects in accordance with the express requirements of the applicable rules and properly identify the applicable reports, we respectfully request that no revised Section 906 Certifications be required.
* * * * *
     We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. Please do not hesitate to contact the undersigned by telephone at (773) 628-0810, or by facsimile at (773) 628-0802. Alternatively, you can contact David Brown at McKenna Long at (404) 527-4927, or by facsimile at (404) 527-4198.
Very truly yours,
/s/ Philip G. Franklin
Philip G. Franklin

cc:	David Brown, McKenna Long

Ryan K. Stafford, Littelfuse, Inc.

Gordon Hunter, Littelfuse, Inc.

John T. Quille, Littelfuse, Inc.

May 28, 2010
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:	Littelfuse, Inc. Form 10-K for the Fiscal Year Ended January 2, 2010 Filed February 26, 2010 File No. 000-20388
Ladies and Gentlemen:
     Littelfuse, Inc. acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the Staff; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Littelfuse, Inc.
By:	/s/ Philip G. Franklin
Name:	Philip G. Franklin
Title:	Vice President, Operations Support, Chief Financial Officer and Treasurer